

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2012

Via E-mail
Amir Gal-Or
Co-Chief Executive Officer, Co-President and Co-Chairman
Infinity China 1 Acquisition Corporation
c/o Infinity-C.S.V.C. Management Ltd.
3 Azrieli Center (Triangle Tower)
42nd Floor, Tel Aviv, Israel 67023

    Re: **Infinity China 1 Acquisition Corporation**
           Amendment No. 4 to Form S-1 on Form F-1
           Filed December 30, 2011
           File No. 333-173575

Dear Mr. Gal-Or:

We have reviewed your responses to the comments in our letter dated July 26, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. We note that you intend to have your securities listed on NASDAQ. Please tell us how your structure meets the NASDAQ listing standards. We note, in particular, that your structure permits you to utilize a significant percentage of the trust funds to make certain purchases of your securities prior to the initial business combination. Please explain how this satisfies the NASDAQ requirement that 90% of the gross proceeds must be deposited in a trust account.

2. Please update the financial statements and related disclosures included in the registration statement in accordance with the guidance outlined in Item 8.A. to Form 20-F.

3. Please provide a currently dated consent from the independent public accountant in any future amendments to the Form F-1 registration statement.

Summary, page 1

The Offering, page 6

Exercise period, page 7

4. Pursuant to the revised terms of the warrants being issued in this offering, it appears that they may become exercisable within one year. As such, please register the shares of common stock underlying the registered warrants or tell us why you are not required to do so. Refer to Securities Act Sections Compliance and Disclosure Interpretation 103.04.

Conditions to consummating our initial business combination, page 12

5. Please clarify whether the 80% requirement is compelled by your charter documents, NASDAQ listing requirements or both.

Risk Factors, page 26

If we are no longer a FPI and we seek shareholder approval of our business combination, page 32

6. Please reconcile the redemption limitation percentage disclosed in the first sentence of 10% with the redemption limitation percentage disclosed in the remainder of the risk factor of 12.5%. Please also revise the "Limited Redemption of 12.5% Public Shareholders" section on page 96 in a similar manner.

Capitalization, page 64

7. Please revise to provide your capitalization on an actual basis as of a date no earlier than 60 days prior to the date of the prospectus. Refer to Item 3.B. of Form 20-F.

Proposed Business, page 71

Permitted purchases of our securities, page 78

8. You state that the purpose of the 10b5-1 purchase plan is to increase the likelihood of obtaining shareholder approval of the business combination. Please revise here and in the Summary to explain more specifically why you believe this plan will have such an effect. Please discuss, in particular, why you selected $9.60 per share for the limit order and why you believe there will be willing sellers at that price given that the amount in the trust account is initially anticipated to be approximately $10.00 per share for purposes of redemption rights. Please also explain how a reduction in the number of shares issued and outstanding will increase the probability of obtaining shareholder approval of the business combination given that the majority vote requirement will not change.

Comparison of This Offering to Those of Many Blank Check Companies, page 94

Limited Redemption of 12.5% Public Shareholders, page 96

9. Please reconcile your disclosure in the "Terms of Our Offering" column that there are certain voting limitations with your disclosure in the "Limitation on redemption rights of shareholders holding 12.5% or more of the shares sold in this offering if we hold a shareholder vote" section on page 19 that there is no limitation on the number of shares that may be voted by your shareholders.

Periodic Reporting and Financial Information, page 102

10. We note your disclosure in the last sentence of the first paragraph that you have agreed with the underwriters to comply with the periodic reporting requirements of domestic issuers until the consummation of your initial business combination. Please revise to clarify the domestic issuer forms that you intend to file pursuant to this agreement. To the extent applicable, please also reconcile such disclosure with your references throughout the prospectus that you intend to file Forms 20-F and 6-K.

Underwriting, page 153

11. Please revise to provide the address for EarlyBirdCapital, Inc. Refer to Item 9.B.1. of Form 20-F.

Experts, page 160

12. Please revise to provide the address for BDO Ziv Haft. Refer to Item 1.C. of Form 20-F.

Exhibit 3.2

13. We note your annotation in the exhibit index that Exhibit 3.2 was previously filed. We also note that the filed version of Exhibit 3.2 does not contain all of the revised deal terms and conditions. Please revise and refile as applicable.

Exhibit 5.1

14. We note the outdated reference to a Form S-1 in the first paragraph. Please revise.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Stuart Neuhauser, Esq.